UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys,	Inc.	1 Holtzman Street,	Science Park
5995 Opus Parkway		P.O. Box 2496
Minnetonka	Minnesota	Rehovot,	Israel
55343		76124
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

The contents of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including Exhibits 99.1, 99.2 and 101 annexed hereto, are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-270249, 333-277836, 333-285590 and 333-294041, filed by the Registrant with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023, March 12, 2024, March 6, 2025, and March 5, 2026, respectively, and Form F-3, SEC file numbers 333-251938, 333-288670 and 333-289567, filed by the Registrant with the SEC on January 7, 2021, July 15, 2025, and August 13, 2025, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS
Quarterly Financial Statements and Review of Results of Operations, Financial Condition and Prospects
On August 13, 2026, Stratasys Ltd., or Stratasys, released its financial results for the three and six months ended June 30, 2026.
Attached hereto as Exhibit 99.1 are the unaudited, condensed consolidated financial statements of Stratasys as of, and for the three and six months ended June 30, 2026 (including the notes thereto), or the Q2 2026 Financial Statements.
Attached hereto as Exhibit 99.2 is Stratasys’ review of its results of operations and financial condition for the three and six months ended June 30, 2026, including the following:
(i) Operating and Financial Review and Prospects
(ii) Quantitative and Qualitative Disclosures About Market Risk
(iii) Legal Proceedings
(iv) Risk Factors
Attached hereto as Exhibit 101 are the Q2 2026 Financial Statements, formatted in IXBRL (eXtensible Business Reporting Language), consisting of the sub-exhibits identified below.
Exhibits

Exhibit Number	Document Description
99.1	Unaudited, condensed consolidated financial statements of Stratasys as of, and for the three and six months ended, June 30, 2026
99.2	Stratasys' review of its results of operations and financial condition for the three and six months ended June 30, 2026
EX-101.INS	IXBRL Taxonomy Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101.SCH	IXBRL Taxonomy Extension Schema Document
EX-101.CAL	IXBRL Taxonomy Calculation Linkbase Document
EX-101.DEF	IXBRL Taxonomy Extension Definition Linkbase Document
EX-101.LAB	IXBRL Taxonomy Label Linkbase Document
EX-101.PRE	IXBRL Taxonomy Presentation Linkbase Document
EX-104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.
Dated: August 13, 2026	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer